Exhibit 99.1

ALCOBRA LTD.

AMENDED NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Background

On October 28, 2017, Alcobra Ltd. (the “Company”) furnished to the Securities and Exchange Commission (“SEC”) a notice of extraordinary general meeting of shareholders (the “Original Notice”). This amended notice of extraordinary general meeting of shareholders amended and restates the Original Notice and is provided for the purpose of rescheduling the meeting from November 2, 2017 to November 12, 2017. The record date and agenda for the shareholders meeting are the same as provided for in the Original Notice and do not change.

General

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of the Company will be held on November 12, 2017, at 10:00 am (Israel Time), at the offices of the Company’s counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel (the “Meeting”), for the sole purpose of approving certain resolutions required in connection with the proposed issuance of a majority interest in the Company’s share capital to the owners of Arcturus Inc. in consideration for 100% of the equity securities of Arcturus Inc., which will merge with a wholly-owned subsidiary of the Company and become a wholly-owned subsidiary of the Company (the “Transaction”)1. Such resolutions include: (i) to approve a reverse split of the Company’s share capital at a ratio of seven-for-one and to amend the Company’s Amended and Restated Articles of Association (the “Articles”) accordingly; (ii) to approve an increase of the Company’s share capital by NIS 1,600,000, to NIS 2,100,000, and to amend the Articles accordingly, so that after items (i) and (ii) take effect, Article 2.1.1 of the Articles will be replaced in its entirety with the following: “The registered capital of the Company is NIS 2,100,000 divided into 30,000,000 ordinary shares with a par value of NIS 0.07 each.”; (iii) to approve a change of the Company’s name to “ARCTURUS THERAPEUTICS, LTD.”; and (iv) to approve the purchase by the Company of a “run-off” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Transaction.

1 The Transaction was announced on September 27, 2017. A copy of the merger agreement relating to the Transaction was attached as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission on September 28, 2017.

The resolutions above are to be voted on as one proposal. The Transaction will not be completed if this proposal is not approved.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL ON THE AGENDA

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Articles, only shareholders of record as of the close of trading on the Nasdaq Global Market on October 3, 2017 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of the Company, par value NIS 0.01 per share (“Ordinary Shares”), through a bank, broker or other nominee that was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are held for his, her, or its benefit with a bank, broker or other nominee and that are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such nominee, may attend the Meeting and vote in person only if providing proof of ownership of such Ordinary Shares as of the Record Date. Such proof of ownership must consist of a bank or broker statement listing the beneficial owner as the underlying owner of the shares, issued by the bank, broker or other nominee, along with a copy of the shareholder’s Identification Card, passport, or Incorporation Certificate.

If a shareholder is registered in the register of shareholders of the Company, it is sufficient to present a copy of the shareholder’s Identification Card, passport, or Incorporation Certificate in order to vote in person at the Meeting.

Legal Quorum

Under the Articles, no business may be transacted at the Meeting unless a quorum is present when the Meeting begins.  The quorum required for the Meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one-third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”).  If within an hour from the time appointed for holding the Meeting a Quorum is not present, the Meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place. At the adjourned Meeting, any two shareholders then present, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining whether a Quorum is present.

Proxy

The full text of the proposed resolutions for the Meeting, together with the proxy statement providing an overview of the Transaction and other matters relating thereto, and the form of proxy card for the Meeting, are being furnished herewith to the SEC and then mailed to shareholders of record as of the Record Date.

You can vote your shares by attending the Meeting or by completing and signing a proxy card. If you are voting by proxy (in the case of a record shareholder) or instructing your bank, broker or other nominee how to vote via the proxy card (for a shareholder holding in street name), please follow the instructions on the proxy card. We encourage all shareholders to vote or instruct their bank, broker or other nominee how to vote via proxy, even if attending the Meeting.

We will mail copies of this notice, a proxy statement and the proxy card to our shareholders of record and to banks, broker and other nominees, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

Proxy cards should be completed, signed and returned in the envelope to be enclosed. If you instead send your proxy card directly to the Company’s legal counsel offices as permitted below, we will not be able to count it unless we receive it, accompanied by a copy of (a) your Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a bank, broker or other nominee.

We will not be able to count your proxy card unless we receive it at the offices of the Company’s legal counsel, Zysman, Aharoni, Gayer & Co., at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel, by 6:00 am Israel time on November 12, 2017 (together with the foregoing proof of ownership). If mailing your proxy card in the enclosed envelope, it must be received by our transfer agent, Continental Stock Transfer & Trust, at 17 Battery Place, New York, NY 10004 in the enclosed envelope, by 3:00 pm Eastern time on November 10, 2017 (an earlier deadline may apply for shares held in street name, as may be indicated in the instructions provided to you with your proxy card).

If you sign and return the proxy card, your shares will not be counted towards or against the majority required for approval of the proposal, unless you specifically vote in favor or against the proposal.

Your vote on the proposed resolutions will not be voted “FOR” the proposal, even if you indicate so on the proxy card, unless you indicate that you have no personal interest in the proposal and that you are not a controlling shareholder, as such term is defined under the Companies Law. The proxy card to be mailed will include instructions on how to make this indication.

On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining whether a Quorum is present.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

By order of the Board of Directors,

/s/ Dr. Yaron Daniely

Dr. Yaron Daniely